UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Timmins Gold Corp.
(Name of Issuer)

Common stock, no par value
(Title of Class of Securities)

88741P103
(CUSIP Number)

May 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88741P103	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentry Investments Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,812,100
	6.	SHARED VOTING POWER n/a
	7.	SOLE DISPOSITIVE POWER 27,812,100
	8.	SHARED DISPOSITIVE POWER n/a

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,812,100
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 88741P103	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentry Investments Corp. (formerly Sentry Select Capital Corp.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 27,812,100
	6.	SHARED VOTING POWER n/a
	7.	SOLE DISPOSITIVE POWER 27,812,100
	8.	SHARED DISPOSITIVE POWER n/a

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,812,100
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 88741P103	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentry Precious Metals Growth Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 14,706,200
	6.	SHARED VOTING POWER n/a
	7.	SOLE DISPOSITIVE POWER 14,706,200
	8.	SHARED DISPOSITIVE POWER n/a

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,706,200
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 88741P103	13G	Page 5 of 9 Pages

Explanatory Note

Effective March 31, 2015, Sentry Select Capital Corp. changed its name to Sentry Investments Corp.

Item 1.

(a)	Name of Issuer Timmins Gold Corp.

(b)	Address of Issuer’s Principal Executive Offices 1900 – 570 Granville Street Vancouver, British Columbia V6C 3P1 Canada

Item 2.

(a)	Name of Person Filing 1) Sentry Investments Inc. 2) Sentry Investments Corp. 3) Sentry Precious Metals Growth Fund
(b)	Address of the Principal Office or, if none, residence 199 Bay Street, Suite 2700 Commerce Court West, PO Box 108 Toronto, Ontario M5L 1E2 Canada

(c)	Citizenship 1) Province of Ontario, Canada 2) Province of Ontario, Canada 3) Province of Ontario, Canada
(d)	Title of Class of Securities Common stock, no par value

(e)	CUSIP Number 88741P103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. 88741P103	13G	Page 6 of 9 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:  Sentry Investments Inc. is an investment fund manager and portfolio manager. Sentry Precious Metals Growth Fund is a closed-end fund.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

27,812,100 shares of common stock beneficially owned by Sentry Investments Inc.

Sentry Investments Inc. is a wholly-owned subsidiary of Sentry Investments Corp.

Sentry Investments Inc. is the manager and trustee of Sentry Precious Metals Growth Fund.

(b)	Percent of class: 1) 9.8% 2) 9.8% 3) 5.2%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1) 27,812,100 2) 27,812,100 3) 14,706,200

CUSIP No. 88741P103	13G	Page 7 of 9 Pages

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1) 27,812,100 2) 27,812,100 3) 14,706,200

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

 Not applicable.

Item 9.  Notice of Dissolution of Group.

 Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment fund managers and portfolio managers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 88741P103	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentry Precious Metals Growth Fund by its manager and trustee, Sentry Investments Inc.

/s/ Sean Driscoll
(Signature)

Sean Driscoll, Chief Executive Officer
(Name and Title)

June 10, 2015
(Date)

Sentry Investments, Inc.

/s/ Sean Driscoll
(Signature)

Sean Driscoll, Chief Executive Officer
(Name and Title)

June 10, 2015
(Date)

Sentry Investments Corp.

/s/ Sean Driscoll
(Signature)

Sean Driscoll, Chief Executive Officer
(Name and Title)

June 10, 2015
(Date)

CUSIP No. 88741P103	13G	Page 9 of 9 Pages

Exhibit A

Agreement of Joint Filing
Timmins Gold Corp.
Common stock, no par value

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this June 10, 2015.

Sentry Precious Metals Growth Fund by its manager and trustee, Sentry Investments Inc.

/s/ Sean Driscoll
(Signature)

Sean Driscoll, Chief Executive Officer
(Name and Title)

Sentry Investments, Inc.

/s/ Sean Driscoll
(Signature)

Sean Driscoll, Chief Executive Officer
(Name and Title)

Sentry Investments Corp.

/s/ Sean Driscoll
(Signature)

Sean Driscoll, Chief Executive Officer
(Name and Title)